

Mail Stop 4720

September 7, 2016

Dennis Pollack
President and Chief Executive Officer
Prudential Bancorp, Inc.
1834 West Oregon Ave.
Philadelphia, PA 19145

> **Re:** **Prudential Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 30, 2016**
> **File No. 333-212641**

Dear Mr. Pollack:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2016 letter.

Prospectus Cover Page

1.   We note your response to comment 2. Please note that you cannot use a post-effective amendment to register additional shares if the exchange ratio is increased. To address this situation, please refer to the guidance in Securities Act Rules Compliance and Disclosure Interpretation 610.01, which is available on our website.

Material United States Federal Income Tax Consequences of the Merger, page 83

2.   As you are providing "short form" tax opinions, please revise this section to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of each of the law firms providing opinions. Please refer to Staff Legal Bulletin 19, Section III.B.2.

Exhibit 8.1

3. Please remove the assumption in the final sentence of the first full paragraph on page two of the tax opinion or tell us why counsel believes this assumption is appropriate. Please refer to Staff Legal Bulletin 19, Section III.C.3.

4. On page three, please revise the third opinion to provide that the noted prospectus disclosure is counsel's opinion. Please refer to Staff Legal Bulletin 19, Section III.B.2.

Exhibit 8.2

5. On page two, please revise the first full paragraph to provide that the noted prospectus disclosure is counsel's opinion. Please refer to Staff Legal Bulletin 19, Section III.B.2.

Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich King
Assistant Director
Office of Financial Services

cc: Philip Ross Bevan, Silver, Freedman, Taff & Tiernan LLP